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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 5)*

NEXT GENERATION MEDIA CORP (Name of Issuer) Common Stock (Title of Class of Securities) 652909102 (CUSIP Number)

Sidarta Tanu, 11801 Chase Wellesley Dr # 1234, Richmond, VA 23233        Phone: (608) 217-8894

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

09/17/2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No......................................	652909102

1. Names of Reporting Persons.
Sidarta Tanu

I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)......

6.	Citizenship or Place of Organization . Indonesia

Number of	7		Sole Voting Power ……………………..…….....…	1,122,332
Shares Beneficially
By owned by	8	.	Shared Voting Power……………………………...	0
Each Reporting
Person With	9	.	Sole Dispositive Power...........................................	1,122,332

	10.		Shared Dispositive Power…………......................	0

11. Aggregate Amount Beneficially Owned by Each Reporting Person....................................				1,122,332

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)				.............

13. Percent of Class Represented by Amount in Row (11) ...........................................................				9.07

14. Type of Reporting Person (See Instructions)...........................................................................				IN

Item 1. Security and Issuer

The issue related to this filing is the Common Stock of Next Generation Media Corp. The principal address of Next Generation Media Corp is:

7644 Dynatech Court
Springfield, VA 22153

Item 2. Identity and Background

This statement is filed by Mr. Sidarta Tanu, ("Mr. Tanu").

Mr. Tanu resides at 11801 Chase Wellesley Dr # 1234, Richmond, VA 23233.

For the past 7 years, Mr. Tanu has been employed with Capital One Financial Corp.  Mr. Tanu's current employer (Capital One Financial Corp) is located on 15000 Capital One Drive, Richmond, VA, 23238.  Mr. Tanu currently works as an Analyst.

Mr. Tanu has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

Mr. Tanu has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the past five years.

Mr. Tanu is an Indonesian Citizen.

Item 3. Source and Amount of Funds or Other Consideration

All securities previously purchased and are currently held in Mr. Tanu's own personal accounts were fully paid using his personal funds.  None of the securities have now or ever been pledged for any loans nor used for other margin purposes.

Item 4. Purpose of Transaction

The shares of Next Generation Media Corp referenced in this statement were purchased for investment purposes. Mr. Tanu will continue to closely monitor the financial condition and direction of the Company.

Mr. Tanu may increase or decrease his investment in Next Generation Media Corp at any time, make bids or place offers in private or open market transactions.   Those decisions will be based upon several factors including his own personal financial situation and publicly disclosed information regarding the direction and financial status of Next Generation Media Corp.

Mr. Tanu intends to continue discussion with Management of Next Generation Media Corp that reference increasing shareholder value.  Mr. Tanu may also engage in conversations with management, the board of directors or other shareholders who seek to improve shareholder value.

At the present time, Mr. Tanu is confident in the management of Next Generation Media Corp and the Company's prospect.

Mr. Tanu reserves the right to submit proposals to the board of directors or seek a seat on the Company's board of directors should he feel that it would benefit all its shareholders.

Item 5. Interest in Securities of the Issuer

(a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2:

The aggregate number of shares covered by this filing is 1,122,332 or 9.07% of the current outstanding common stock of Next Generation Media Corp based on 12,373,397 shares outstanding as reported by Next Generation Media Corp in their latest SEC 10QSB filing filed on 08/15/2007.

(b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared:

Mr. Tanu owns all 1,122,332 shares represented in this filing and has the sole power to vote (and the sole power to dispose) on 1,122,332 shares.

(c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d -191), whichever is less, by the persons named in response to paragraph (a):

40,000 shares of Next Generation Media Corp stock were purchased on the Over the Counter Bulletin Board (OTCBB) from Jun 29, 2007 through Sep 17, 2007 at prices of $0.07 to $0.09 per share.

Transaction of Next Generation Media Corp stock conducted by Mr. Tanu during the past sixty days or since the most recent filing of Schedule 13D:

  5,000 shares bought on 06/29/2007 at the price of $0.07 per share.
15,000 shares bought on 06/29/2007 at the price of $0.07 per share.
  5,000 shares bought on 09/17/2007 at the price of $0.09 per share.
10,000 shares bought on 09/17/2007 at the price of $0.09 per share.
  5,000 shares bought on 09/17/2007 at the price of $0.09 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 09/17/2007

Signature:	/s/Sidarta Tanu
Name/Title:	Sidarta Tanu

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)